EXHIBIT 99.2

360 FINANCE, INC.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: QFIN)

NOTICE OF EXTRAORDINARY GENERAL MEETING

to be held on September 15th, 2020

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (“EGM”) of 360 Finance, Inc. (the “Company”) will be held at 7/F Lujiazui Finance Plaza, No. 1217 Dongfang Road, Pudong New Area, Shanghai 200122, People’s Republic of China on September 15th, 2020 at 9:00 a.m. (Beijing time), and at any adjourned or postponed meeting thereof. At the EGM, the following resolutions will be considered, and if thought fit, passed as special resolutions:

“THAT the name of the Company be and is hereby changed from “360 Finance, Inc.” to “360 DigiTech, Inc.,” effective immediately, and that any one director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to give effect to the foregoing resolution as such director or officer, in his/her absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.”

The board of directors of the Company has fixed the close of business on August 12th, 2020 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the EGM or any adjourned or postponed meeting thereof.

Holders of the Company’s ordinary shares whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend the EGM and any adjourned or postponed meeting thereof. Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through The Bank of New York Mellon, as depositary for the Company’s ADS program.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at https://ir.360jinrong.net/, or by contacting 360 Finance, Inc. at ir@360jinrong.net.

By Order of the Board of Directors,

/s/ Haisheng Wu
Haisheng Wu
Director and Chief Executive Officer

Shanghai, China

August 7, 2020